Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of _July 2007
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: July 17, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, July 17, 2007 Page 1 of 1

Comments from the President and CEO Hans Stråberg on the
second quarter results 2007
First-half profits up 16%
We have steadily improved Group operating income in the last few years, and the result for this quarter maintains that trend. Operating income rose by 9% compared to the second quarter last year and by 16% relative to the first half of 2006.
I am satisfied with our performance in many areas during the second quarter. In North America, I am pleased to say that we overcame market weakness and an ongoing dip in volumes, and continued to grow and gain market share while increasing operating income. Other highlights were the development in Latin America and our floor-care operations, where we doubled operating income compared to the second quarter last year. It is also pleasing to note that we gained market share in most of the regions where we operate.
However, I am disappointed with the result of major appliances in Europe in this quarter. Weakness here was primarily due to two factors — new product launches taking longer than expected and higher raw material costs. We are currently engaged in the most extensive product launches in the history of Electrolux. New products are being introduced in more than 30 European countries, and we are renewing close to 15% of our offering. In the UK, one of our most important markets, we are replacing 40% of our product range. This is a complex task for us and our retailers alike, and it has taken time to sell remaining stocks of previous models.
The new products have been very well received on the market, which strengthens my firm belief that the launches will ultimately prove successful. However, it will take a bit longer before we will see a positive impact on our result.
Raw material costs continue to be a source of concern. This is true across the Group but during the quarter especially in Europe. During the second quarter raw-material costs continued to increase, and we expect the full-year figure to rise by an estimated SEK 2 billion. This would amount to an SEK 8 billion increase in our raw material costs since 2004.
I have repeatedly stressed that this huge transition at Electrolux — as we introduce new, innovative products and shift much of our production capacity to low-cost countries — may distort results in any one quarter. However, I remain convinced that we will succeed in raising our operating margin to the industry average through our strategy of developing new, innovative products, continued brand-building, profitable growth and cost savings. In the longer term, our aim is to have one of the best operating margins in the industry.
And finally, to summarize, we maintain our forecast that full-year operating income for 2007, excluding items affecting comparability, will be somewhat higher than in 2006.
Hans Stråberg
President and CEO
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2006, Electrolux had sales of SEK 104 billion and 56,000 employees. For more information, visit http://www.electrolux.com/press.